Exhibit 12.1

POGO PRODUCING COMPANY & SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Six Months ended June 30,				For the year ended December 31,
	2006		2005		2005		2004		2003		2002		2001

EARNINGS:
Income from continuing operations before taxes, minority interest, and accounting change	$487,403		$183,173		$457,953		$397,901		$372,606		$116,325		$91,762
Add —
Fixed charges	69,123		25,611		72,016		32,118		48,687		63,164		67,316
Capitalized interest amortized	1,301		1,667		2,506		3,033		3,173		2,437		1,956
Less —
Preferred dividend requirement of consolidated subsidiary	—		—		—		—		—		(4,140)		(9,999)
Capitalized interest	(34,825)		(4,910)		(23,480)		(14,216)		(16,531)		(24,033)		(33,242)

Total earnings	$523,002		$205,541		$508,995		$418,836		$407,935		$153,753		$117,793

FIXED CHARGES:
Interest expense	$29,709		$19,151		$45,174		$15,117		$29,829		$33,417		$23,017
Capitalized interest	34,825		4,910		23,480		14,216		16,531		24,033		33,242
Preferred dividend requirement of consolidated subsidiary	—		—		—		—		—		4,140		9,999
Portion of rental expense representing interest	4,589		1,550		3,362		2,785		2,327		1,574		1,058

Total fixed charges	$69,123		$25,611		$72,016		$32,118		$48,687		$63,164		$67,316

RATIO OF EARNINGS TO FIXED CHARGES	7.6	x	8.0	x	7.1	x	13.0	x	8.4	x	2.4	x	1.7	x

Rent expense

Office space	$2,928		$1,478		$3,305		$2,859		$2,739		$2,700		$2,520
Other equipment	10,840		3,173		6,782		5,497		4,241		2,022		654
FPSO	0		0		0		0		0		0		0
FSO	0		0		0		0		0		0		0

Total rent expense	$13,768		$4,651		$10,087		$8,356		$6,980		$4,722		$3,174
Percent assumed to be interest	33%		33%		33%		33%		33%		33%		33%
	$4,589		$1,550		$3,362		$2,785		$2,327		$1,574		$1,058